Exhibit 12

Atmos Energy Corporation

Computation of Earnings to Fixed Charges

	Year Ended September 30
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$290,422	$296,407	$309,054	$268,636	$271,216
Add:
Portion of rents representative of the interest factor	12,623	13,229	13,565	12,768	12,541
Interest on debt & amortization of debt expense	141,174	150,763	154,188	152,740	137,474

Income as adjusted	$444,219	$460,399	$476,807	$434,144	$421,231

Fixed charges:
Interest on debt & amortization of debt expense (1)	$141,174	$150,763	$154,188	$152,740	$137,474
Capitalized interest (2)	2,642	1,690	3,860	4,583	2,879
Rents	37,868	39,686	40,696	38,304	37,624
Portion of rents representative of the interest factor (3)	12,623	13,229	13,565	12,768	12,541

Fixed charges (1)+(2)+(3)	$156,439	$165,682	$171,613	$170,091	$152,894

Ratio of earnings to fixed charges	2.84	2.78	2.78	2.55	2.76